UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 Remedent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75954T 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                  Guy DeVreese
                                 c/o Remedent NV
                              Xavier De Cocklaan 42
                                   9831 Deurle
                                     Belgium
                                011-32-9-321-7080
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 3, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   75954T 10 4
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons.
     I.R.S. Identification Nos. of above persons (entities only).    LAUSHA N.V.
                                                                    IRS NO.: N/A
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                                     [X]
     (b)                                                                     [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                          N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                                BELGIUM
--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power                              7,164,681
Shares Bene-       -------------------------------------------------------------
ficially by        8.   Shared Voting Power                                    0
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power                         7,164,681
Reporting          -------------------------------------------------------------
Person With        10.  Shared Dispositive Power                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person      7,164,681
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain  Shares (See Instructions)                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   70.66%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
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                                                                     Page 2 of 9

CUSIP No.   75954T 10 4
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons.
     I.R.S. Identification Nos. of above persons (entities only).   LIDENT, N.V.
                                                                    IRS NO.: N/A
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                                  [X]
     (b)                                                                  [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                   N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                       N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                                BELGIUM
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power                               239,248
Shares Bene-        ------------------------------------------------------------
ficially by         8.   Shared Voting Power                                   0
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power                          239,248
Reporting           ------------------------------------------------------------
Person With         10. Shared Dispositive Power                               0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person        239,248
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    2.36%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No.   75954T 10 4
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).   GUY DEVREESE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                                                                [X]
     (b)                                                                [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                 N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                               BELGIUM
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power                                53,000
Shares Bene-        ------------------------------------------------------------
ficially by         8.   Shared Voting Power                           7,456,929
Owned by Each       ------------------------------------------------------------
Reporting           9.   Sole Dispositive Power                           53,000
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                       7,456,929
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person      7,456,929
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   73.55%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Remedent, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive office is Xavier De Cocklaan 42, 9831 Deurle, Belgium.

Item 2.  Identity and Background.
         -----------------------

A.   Name: Lausha N.V., a Belgian company.

     Place of Organization:  Belgium

     Principal Business:  Investment Company

     Address of Principal  Office:  Kapitteldreef  33, 9830 Sint Martens  Latem,
                                    Belgium

     Lausha N.V., including any of its principals, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Lausha N.V., including any of its principals, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

B.   Name:  Lident N.V., a Belgian company.

     Place of Organization:  Belgium

     Principal Business:  Management Fee Invoicing

     Address of Principal Office:  Xavier De Cocklaan 42, 9831 Deurle, Belgium

     Lident N.V., including any of its principals, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Lident N.V., including any of its principals, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

C.   Name:    Guy DeVreese

     Business Address: Xavier De Cocklaan 42, 9831 Deurle, Belgium

     Principal Occupation: Chairman and a Director of the Issuer and is also Chief Executive Officer and Director of Lausha, N.V. and Lident, N.V., each of which is a shareholder of the Issuer.

     Mr. DeVreese, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Mr. DeVreese, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     Mr. DeVreese is a citizen of The Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Acquisition from Issuer
     -----------------------

     On June 3, 2005, the Issuer, Lausha N.V. and Robin List entered into an Exchange Agreement. Prior to the Exchange Agreement, the Issuer owned 22% of the outstanding shares of Remedent, N.V. Under the terms of the Exchange Agreement, Lausha N.V. acquired 7,093,501 Shares of the Issuer in exchange for its ownership interest in Remedent N.V., or 7,171 shares of Remedent N.V. Following consummation of the Exchange Agreement, Lausha N.V. owns 7,156,001 Shares, or 70.66% of the Issuer's Shares.

Item 4.  Purpose of the Transaction.
         --------------------------

     Lausha N.V. acquired the Shares (described in Item 3) for investment purposes and in order to facilitate the raising of capital by the Issuer.

     Lausha N.V., subject to and depending upon availability of prices deemed favorable, may purchase additional shares of common stock of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Lausha N.V. to do so, it does reserve the right to dispose of the Shares held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     The Issuer's only asset was its 22% ownership interest in Remedent N.V., based on the evaluation by MDB Capital Group, LLC ("MDB"), retained by the Issuer as its financial advisor for corporate restructuring and capital raising for small public companies. MDB concluded that the Issuer's chances for raising additional capital to fund operations and future growth would be enhanced if the Issuer owned 100% of Remedent N.V., making it a wholly-owned subsidiary and thus potentially more attractive to investors. As a result, any potential future investment(s) in the Issuer may cause the Issuer to amend its charter and bylaws or change its capitalization structure.

     All other Shares held in the names of the Reporting Persons listed in Item 2 were previously issued before contemplation of the Exchange Agreement.

     Subject to ongoing evaluation, Lausha N.V. has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a)  The  following   table  sets  forth  the  aggregate   number  and
percentage of Shares beneficially owned by the Reporting Persons herein:

                            Shares
Reporting Person       Beneficially Owned                Percentage
----------------       ------------------                ----------

Lausha N.V.               7,164,681(1)                     70.66%
Lident, N.V.                239,248(2)                      2.36%
Guy DeVreese                 53,000(3)                      0.52%

(1) Includes 8,680 shares of common stock underlying warrants which became exercisable on August 21, 2002.
(2) Includes 1,320 shares of common stock underlying warrants which vested on 6/15/02.
(3) Includes 50,000 shares of common stock underlying options which vested on March 29, 2002.

          (b) For each Reporting Person under paragraph (a), the following table sets forth the number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

                        Sole                Sole              Shared Power of
Reporting Person    Power to Vote   Power of Disposition   Voting or Disposition
----------------    -------------   --------------------   ---------------------
Lausha N.V.         7,164,681(1)        7,164,681(1)                 0
Lident, N.V.          239,248(2)          239,248(2)                 0
Guy DeVreese           53,000(3)           53,000(3)             7,456,929

(1) Includes 8,680 shares of common stock underlying warrants which became exercisable on August 21, 2002.
(2) Includes 1,320 shares of common stock underlying warrants which vested on 6/15/02.
(3) Includes 50,000 shares of common stock underlying options which vested on March 29, 2002.

          (c) On June 3, 2005, Lausha N.V. acquired an aggregate of 7,156,001 Shares in connection with the Exchange Agreement.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Not  applicable.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

     A.   Joint Filing Agreement

     B.   Exchange Agreement Dated June 3, 2005(4)

(4) Incorporated by reference to the Issuer's current Report on Form 8-K for the reported date of June 3, 2005, filed on June 8, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 22, 2005                        LAUSHA N.V.

                                            /s/ Guy DeVreese
                                            -----------------------------
                                            By:  Guy DeVreese,
                                            Its: CEO



                                            LIDENT N.V.

                                            /s/ Guy DeVreese
                                            -----------------------------
                                            By:  Guy DeVreese,
                                            Its: CEO



                                            /s/ Guy DeVreese
                                            -----------------------------
                                            Guy DeVreese, an individual

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is not accurate.

Dated: June 22, 2005                      LAUSHA N.V.


                                          /s/ Guy DeVreese
                                          -----------------------------------
                                          By:  Guy DeVreese,
                                          Its: Chief Executive Officer




                                          LIDENT N.V.


                                          /s/ Guy DeVreese
                                          -----------------------------------
                                          By:  Guy DeVreese,
                                          Its: Chief Executive Officer



                                          /s/ Guy DeVreese
                                          -----------------------------------
                                          Guy DeVreese, an individual